December 20, 2013

VIA EDGAR (Correspondence Filing)

Mary Cole
Senior Counsel
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	LoCorr Investment Trust, File Nos. 333-171360, 811-22509 (the "Registrant")

Dear Ms. Cole:

On October 11, 2013, the Registrant, on behalf of the LoCorr Spectrum Income Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 10 ("Amendment") to its registration statement under the Securities Act of 1933 on Form N-1A.  On November 25, 2013, you provided oral comments with respect to the Fund.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity.

PROSPECTUS

Comment 1.  Because no sales charge is imposed on reinvested dividends and other distributions for any of the Fund's share classes, please consider deleting the "Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions" line from the fee table.

Response.  Upon review, for the sake of consistency with the prospectuses of the other series of the Registrant, which include "Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions" the Registrant believes it would be advisable to leave this disclosure as-is.

Comment 2.  Please confirm that expenses of business development companies are included in the Acquired Fund Fees and Expenses line in the fee table.

Response.  The Registrant confirms that expenses of business development companies are included in the Acquired Fund Fees and Expenses line in the fee table.

December 20, 2013

Comment 3. If the Fund will invest in emerging markets as a principal strategy, or if the Fund's investment in emerging markets will create a corresponding principal risk, please revise the prospectus to include corresponding disclosures.

Response.  The Registrant confirms that investing in emerging markets is not a principal strategy and, therefore, believes that existing foreign investment descriptions and risk disclosures are consistent with the Fund's intended investment practices.

Comment 4. In the "Principal Investment Strategies" section, the fourth numbered item in the fourth paragraph indicates that the Fund's Adviser will seek to produce current income and capital appreciation through investment in "other types of pooled investment vehicles." Please indicate whether the fees of these other types of pooled investment vehicles are included in the fee table, and, if not, please indicate the type and nature of such fees.  If pooled investment vehicles are hedge funds, so state and provide related risk disclosures.

Response.  The Registrant confirms that the expenses of pooled investment vehicles, which are investment companies, are reflected in Acquired Fund Fees and Expenses.  To the extent that pooled investment vehicles are REITs, their expense would not be included as Acquired Fund Fees and Expenses.  The Fund does not invest in hedge funds.

Comment 5. At the end of the fourth paragraph in the "Principal Investment Strategies" section, reference is made to "acquisition of equity participations in the underlying collateral of such loans." Please clarify what "collateral" is intended to mean.

Response.  The Registrant has revised the related disclosure to state: "…acquisition of equity participations in the real estate, which serves as underlying collateral of such loans..."

Comment 6. In describing the Loan Investment Strategy in the "Principal Investment Strategies" section, please revise to make clear what maturity and quality standards will be employed.

Response.  The Registrant has revised the related disclosure to state that Underlying Funds may hold loans of any maturity or quality.

Comment 7. In the first bulleted item in the second paragraph of the "Sub-Adviser's Investment Process" section, reference is made to a "Non-diversified portfolio consisting of high-yielding securities." Please clarify whether "high-yielding securities" means "non-investment grade securities."

Response.  The disclosure has been revised to state that high-yielding securities may include non-investment grade securities.

December 20, 2013

Comment 8. In the Principal Investment Risks section, please revise the "BDC Risk" paragraph to indicate that such risk includes underlying fund costs.

Response.  The Registrant has revised the BDC Risk disclosure to include "BDCs are subject to management and other expenses, which will be indirectly paid by the Fund."

Comment 9. In the Principal Investment Risks section (or in Item 9 disclosures), please revise the "High-Yield Bond Risk" paragraph to indicate that such investments are speculative investments.

Response.  The Registrant has revised High-Yield Bond Risk disclosures to state that these "…investments are considered speculative."

Comment 10. In the Principal Investment Risks section, please revise the "Real Estate Industry Risk" paragraph to discuss prepayment risk, if such risk is relevant to the Fund.

Response.  The Registrant has revised Real Estate Industry Risk disclosures to include prepayment risk.

Comment 11.  The information in the section entitled "ADDITIONAL INFORMATION ABOUT PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS" appears to be nearly identical to that presented in the summary section of the prospectus.  There is no requirement to duplicate information.  As such please, review each section with the goal of assuring the summary is genuinely as summary.

Response.  Upon review, the Registrant notes that the risk disclosures in the statutory portion are longer elaborations of the risks presented in the summary section.  After further review of the strategy disclosures in the summary and statutory sections, the Registrant does not believe it can reduce the length of the summary section disclosures without diluting the scope, meaning and content to the potential detriment of prospective shareholders.

Comment 12.  Are short sale costs included in the fee table?

Response.  The Registrant represents that any short selling expenses are included in estimated other expenses.

Comment 13.  With respect to swaps, please clarify which types of swaps the Fund is intending to use.  If the Fund is the protection writer in a credit-default swap, state that the Fund will cover the notional value of CDS covered by liquid assets.

Response.  The Fund does not serve as the protection writer in a credit-default swap.  The Fund does not intend to employ swaps other than those presently disclosed.

December 20, 2013

Comment 14.  Please explain why the expense limitation agreement is not referenced in the Annual Fund Operating Expenses table or related footnotes.

Response.  Because the Fund's estimated expenses are below those contemplated in the expense limitation agreement, information about the expense limitation is excluded from the Annual Fund Operating Expenses table or related footnotes.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact John Domaschko at (513) 352-6559 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Thompson Hine LLP